Business Plan for 2007

1. Basis of the forecast: Estimation based on 2007 business plans of hanarotelecom incorporated

2. 2007 business plans

• Revenues: a 5~8% increase from KRW 1,723.3 billion for 2006

• EBITDA: a 5~8% increase from KRW 535.5 billion for 2006

• CAPEX: KRW 330 billion ~ KRW 340 billion

3. The above-stated information was provided during earnings results conference call on February 14, 2007.

4. The above-mentioned figures are based on the Company’s current expectations, assumptions, estimates and projections. The forward-looking statements are subject to various risks and uncertainties.